UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Cameco Announces Preliminary Prospectus Filing for New Gold Company

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated May 14, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	Cameco Corporation
By:
“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
TSX NYSE	CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

Cameco Announces Preliminary Prospectus Filing for New Gold Company

Saskatoon, Saskatchewan, Canada, May 14, 2004 . . . . . . .

Cameco Corporation is proceeding with the transfer of its gold assets held by its subsidiary Cameco Gold Inc. to a new Canadian company called Centerra Gold Inc. which today filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with an initial public offering and secondary offering of its common shares.

The proposed offering is being conducted in conjunction with the previously announced restructuring of the ownership interests in the Kumtor gold mine located in the Kyrgyz Republic, and the reorganization of Cameco Gold’s other gold assets. Following the Kumtor restructuring, but prior to the offering and the other transactions referred to below, Cameco Gold will initially hold 67% of Centerra, and Kyrgyzaltyn JSC, a private company wholly-owned by the government of the Kyrgyz Republic, will initially hold 33% of Centerra.

Centerra will be a growth-oriented, Canadian-based gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. “Cameco fully supports this strategic vision as a means to create value for our shareholders,” said Jerry Grandey, Cameco’s president and chief executive officer.”

In connection with the Kumtor restructuring, International Finance Corporation (IFC) and the European Bank for Reconstruction and Development (EBRD) have agreed to exchange debt they hold in a subsidiary of Centerra for a combination of 5.1% of the total outstanding common shares of Centerra prior to the offering and the transaction referred to below, and cash.

Also, concurrently with the offering, Centerra will make an offer to acquire the minority interest in its Boroo mine and other exploration properties in Mongolia, in exchange for Centerra common shares. If the offer is accepted by all of the minority shareholders, they will hold approximately 8% of the total outstanding common shares of Centerra prior to the offering. Centerra has an agreement with Central Asia Gold Limited (CGX) which holds approximately three quarters of this minority interest. Under the terms of that agreement, CGX has agreed to accept Centerra’s offer subject to obtaining approval by its shareholders.

The initial public offering is expected to consist of an offering by Centerra of its common shares from treasury together with a secondary offering of Centerra common shares by Kyrgyzaltyn.

Cameco Gold expects to hold more than 50% of Centerra’s shares following the offering. However, Cameco has not established any long-term minimum holding of common shares with respect to this investment.

The details of the offering, including the offering price of Centerra’s shares, are expected to be determined before the end of June 2004. The offering is expected to close in late June or early July of 2004.

Centerra intends to use the proceeds of the offering it receives to fund development and exploration initiatives, to terminate hedging arrangements, to pay the cash amounts to the IFC and EBRD referred to above, for general corporate purposes, including for working capital and to fund acquisitions.

The offering is being underwritten by a syndicate of underwriters jointly led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and includes RBC Capital Markets, Canaccord Capital Corporation, GMP Securities Ltd., HSBC Securities (Canada) Inc., Scotia Capital Inc. and Salman Partners Inc.

The securities referenced by this news release have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy common shares of Centerra Gold Inc. in any jurisdiction.

Cameco Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world.

Forward-Looking Information

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Cameco can give no assurance that the Centerra offering will be completed. Factors that could cause actual results or events to differ materially from current expectations include: volatility and sensitivity to market prices for gold; the impact of the sales volume of gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; changes in government regulations and policies, including trade laws and policies; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

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Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Please note that Cameco is restricted in the information it can provide until after the Centerra IPO is closed.

Inquiries: Lyle Krahn (306) 956-6316

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